UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-41957

CUSIP NUMBER: 961881208

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For period ended:	March 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the transition period ended: ___________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Wetouch Technology Inc.

Full Name of Registrant

No.29, Third Main Avenue

Address of Principal Executive Office (Street and Number)

Shigao Town, Renshou County, Meishan, Sichuan, China 620500

City, State and Zip Code

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Wetouch Technology Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2024 due to a delay in review of its financial statements for the quarter ended March 31, 2024, as a result of BF Borgers CPA PC (“BF Borgers”), its prior auditor, being no longer permitted to appear or practice before the Securities and Exchange Commission (the “SEC”) pursuant to the order of the SEC dated May 3, 2024 (the “Order”).

As reported in the Company’s Current Report on Form 8-K filed with the SEC on May 16, 2024, the Company dismissed BF Borgers as its auditor as a result of the Order and engaged Enrome LLP as its new auditor, effective May 10, 2024. Accordingly, the Company requires additional time to complete its financial statements for the quarter ended March 31, 2024, and to confirm the impact of BF Borgers and Mr. Borger’s conduct as described in the Order on the Company’s financial statements for such quarter and for prior periods.

The Company is working diligently with its new independent registered public accounting firm to complete the Form 10-Q as soon as possible, and to take other appropriate steps in light of BF Borgers and Mr. Borger’s conduct as described in the Order.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact with regard to this notification.

Zongyi Lian	(86) 28	37390666
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

A reasonable estimate of the results cannot be made at this time because, as stated above, the Company dismissed BF Borgers as its auditor due to the Order and engaged Enrome LLP as its new auditor on May 10, 2024. Accordingly, the Company requires additional time to complete its financial statements for the quarters ended March 31, 2024 and 2023, and the year ended December 31, 2023, and to assess the impact of BF Borgers’ and Mr. Borger’s conduct, as described in the Order, on the Company’s financial statements for these periods. Adjustments may result from various factors, including but not limited to, the input of the Company’s current auditor as it completes the review process.

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Wetouch Technology Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: May 16, 2024	By:	/s/ Zongyi Lian
	Name:	Zongyi Lian
	Title:	Chief Executive Officer (Principal Executive Officer)

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